ADMINISTRATION AGREEMENT

between

VALIANT TRUST COMPANY

and

BAYTEX ENERGY LTD.

Dated as of July 24, 2003

TABLE OF CONTENTS

Article 1 INTERPRETATION [1]
1.1 Definition[1]
1.2 Additional Definitions[2]
1.3 Interpretation[2]
1.4 Governing Law[2]
1.5 References to Acts Performed by the Trust[2]
1.6 Liability of Trustee and Unitholders[3]

Article 2 ADMINISTRATION OF THE TRUST [3]
2.1 General Delegation of Authority[3]
2.2 Specific Delegation of Authority[3]
2.3 Restrictions on Delegation of Authority[6]
2.4 Power and Authorities of the Administrator[7]
2.5 Distributions to Unitholders[7]
2.6 Certificate[7]

Article 3 PAYMENT OF EXPENSES [8]
3.1 Payment of Expenses[8]
3.2 Fees[8]
3.3 Remuneration and Expenses of the Trustee[8]

Article 4 CONDUCT OF THE ADMINISTRATOR [8]
4.1  Administrator's Acknowledgement[8]
4.2  Standard of Care and Delegation[8]
4.3  Liability[9]
4.4  No Liability for Advice[9]
4.5  Conflict of Interest[9]
4.6  Confidentiality[10]
4.7  Indemnification of the Administrator[10]
4.8  Indemnification of the Trust and the Trustee[10]

Article 5 TERM AND TERMINATION [11]
5.1  Term[11]
5.2  Automatic Renewal[11
5.3  Effect of Termination[11]
5.4  Default[11]
5.5  Payment[12]
5.6  Continuing Obligations[12]

Article 6 GENERAL [12]
6.1    Access to Records[12]
6.2    Amendments[13]
6.3    Assignment[13]
6.4    Severability[13]
6.5    Notice[13]
6.6    Force Majeure[14]
6.7    Further Assurances[14]
6.8    Time of Essence[14]
6.9    No Partnership[14]
6.10  Entire Agreement[14]
6.11  Enurement[14]
6.12  Counterparts[14]

ADMINISTRATION AGREEMENT

This Administration Agreement is made effective as of the 24th day of July, 2003 between VALIANT TRUST COMPANY (the "Trustee") and BAYTEX ENERGY LTD., an Alberta corporation, as administrator and manager under the Trust Indenture (the "Administrator" or the "Manager").

WHEREAS the Trustee wishes to retain the Administrator to provide certain administrative and advisory services in connection with the Trust and the Units (as defined herein);

AND WHEREAS the Administrator is willing to provide administrative and advisory services on the terms and conditions hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants herein contained and other good and valuable consideration receipt of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definition

In this Agreement, unless the context otherwise requires, the following terms shall have the following respective meanings:

(a)	"affiliate" shall have the meaning ascribed to that term in the Securities Act (Alberta) as at the date hereof;

(b)	"associate" shall have the meaning ascribed to that term in the Securities Act (Alberta) as at the date hereof;

(c)	"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, Alberta, for the transaction of banking business;

(d)	"person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture or other entity or organization of whatever nature;

(e)	"Transfer Agent" means the transfer agent from time to time for the Units;

(f)	"Trust" means Baytex Energy Trust, a trust governed by the Trust Indenture;

(g)	"Trust Fund" has the meaning set out in the Trust Indenture;

(h)	"Trust Indenture" means the indenture dated as of July 24, 2003 by which the Trust is governed, as amended from time to time;

(i)	"Unitholders" means the holders of Units in the Trust; and

(j)	"Units" means trust units of the Trust.

1.2	Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Trust Indenture shall have the meaning ascribed thereto in the Trust Indenture.

1.3	Interpretation

In this Agreement, except as otherwise expressly provided:

(a)	"this Agreement" means this agreement, as amended and in effect from time to time;

(b)
any reference in this Agreement to a designated "Article", "section", "subsection", "schedule" or other subdivision is a reference to the designated Article, Section, subsection, schedule or other subdivision of this Agreement;

(c)	the recitals hereto are incorporated into and form part of this Agreement;

(d)
the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, schedule or other subdivision of this Agreement;

(e)
the division of this Agreement into Articles, Sections, subsections, schedules and other subdivisions and the provision of headings are for convenience of reference only and shall not affect the interpretation of the provisions to which they relate or of any other provisions hereof;

(f)
words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

(g)	all dollar amounts are stated and are to be paid in lawful currency of Canada;

(h)	where the time for doing an act falls or expires on a day which is not a business day, the time for doing such act is extended to the next business day; and

(i)	any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto in effect on the date of this Agreement unless otherwise specifically provided.

1.4	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder, to which jurisdiction the parties attorn.

1.5	References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the Trustee on behalf of the Trust.

1.6	Liability of Trustee and Unitholders

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee and the obligations of the Trustee hereunder shall not be personally binding upon the Trustee, or any of the Unitholders or any annuitant under a plan of which a Unitholder is a trustee or carrier (an "annuitant") and that any recourse against the Trust, the Trustee, any Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Trustee arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund.

ARTICLE 2

ADMINISTRATION OF THE TRUST

2.1	General Delegation of Authority

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture and to the other provisions of this Agreement, the Trustee hereby delegates to the Administrator, and the Administrator hereby accepts the delegation of, the authority to perform the Trustee's duties under the Trust Indenture, and agrees to be responsible for the administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof. The exercise of powers by the Administrator shall not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act.

2.2	Specific Delegation of Authority

It is acknowledged and agreed that in furtherance of its obligations under Section 2.1 to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof, the Administrator will, subject to the direction of the Trustee:

(a)
keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Trust Fund and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles which, as early as practicable, shall be in accordance with those required to be kept by a distributing corporation (as defined in the Business Corporations Act (Alberta)) (except that nothing herein shall be construed as requiring the books, records or documents of the Administrator to be audited) and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the Income Tax Act (Canada) and the Income Tax Regulations applicable with respect thereto, all as amended from time to time;

(b)	prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under Sections 16.2, 16.3, 16.5, 16.6 and 16.7 of the Trust Indenture;

(c)	monitor the tax status of the Trust and provide information to the Trustee regarding the taxable portions of distributions;

(d)
prepare and submit all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(e)
provide advice with respect to the Trust's obligations as a reporting issuer and ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation including the preparation and filing of reports and other documents with all applicable regulatory authorities;

(f)	provide investor relations services to the Trust including assisting with communications with Unitholders;

(g)
at the request and under the direction of the Trustee, call and hold all annual and/or special meetings of the Unitholders pursuant to Article 10 of the Trust Indenture, prepare all materials (including notices of meetings and information circulars) in respect thereof and submit all such materials to the Trustee in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator for filing or mailing or otherwise;

(h)
provide, for performing its obligations hereunder, office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

(i)
provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustee may require or desire to permit it to make informed decisions in connection with the discharge by it of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(j)	provide assistance in negotiating the terms of any financing required by the Trust or otherwise in connection with the Trust Fund;

(k)	take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.4 of the Trust Indenture;

(l)	take all actions reasonably necessary in connection with, or in relation to, all matters relating to the redemption of Units pursuant to the Trust Indenture;

(m)	take all actions reasonably necessary in connection with, or in relation to, the voting rights on any investments in the Trust Fund or any Subsequent Investments;

(n)
take all actions reasonably necessary in connection with, or in relation to, directly or indirectly, the borrowing of money from or incurring indebtedness by the Trust to any person and in connection therewith, to cause the Trust to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, the Administrator and any subsidiary (as defined in the Securities Act (Alberta)) of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person;

(o)
take all actions reasonably necessary in connection with, or in relation to, the guarantee by the Trust of obligations of the Administrator or any other affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from hedging instruments incurred by the Administrator or any such affiliate, as the case may be, and pledging securities issued by the Administrator or the affiliate, as the case may be, as security for such guarantee provided that such guarantee is incidental to the Trust's direct or indirect investment in the Administrator or any such affiliate or the business and affairs (existing or proposed) of the Administrator or any such affiliate, and each such guarantee entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(p)	take all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Administrator and any affiliates;

(q)
provide or cause to be provided to the Trustee any services reasonably necessary for the Trustee to be able to consider any future acquisitions or divestitures by the Trustee of any portion of the Trust Fund;

(r)	provide advice to the Trustee with respect to determining the timing and terms of future offerings of Units, if any;

(s)	administer all of the records and documents relating to the Trust Fund other than maintenance of a register of Unitholders;

(t)	provide advice and, at the request and under the direction of the Trustee, direction to the Transfer Agent;

(u)	take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.1(b) and Article 8 of the Trust Indenture;

(v)
determine, from time to time, all amounts required to be determined pursuant to Article 5 of the Trust Indenture, including the amounts available for distribution to Unitholders, and arrange for payment thereof to the Unitholders in accordance with Article 5 of the Trust Indenture;

(w)
provide advice and assistance to the Trustee with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust;

(x)
monitor the status of the Units as eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the Trustee with written notice when the Administrator reasonably foresees that such Units may cease to have such status, or, if not reasonably foreseen, when the Units cease to have such status;

(y)
ensuring that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of the Tax Act since inception, assuming the requirements for such election are met, monitoring the Trust's status as a mutual fund trust and providing the Trustee with written notice when the Fund ceases or is at risk of ceasing to have such status;

(z)
monitoring the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act or Section 3.10 of the Trust Indenture, the result of which would be that the Trust Units of the Trust would be "foreign property";

(aa)
in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement, the Administrator shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority.  In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement and the Administrator is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Administrator shall be permitted to withhold amounts from other distributions to satisfy the Administrator's withholding tax obligations;

(bb)
provide such additional administrative and support services pertaining to the Trust, the Trust Fund and the Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time;

(cc)
administer all matters relating to the Trust, including: (i) determining the total amounts owing to Unitholders and arranging cash distributions; (ii) providing Unitholders with periodic reports on the Properties; and (iii) providing Unitholders with financial reports and tax information relating to the Properties;

(dd)	provide management services for the economic and efficient exploitation of the Properties; and

(ee)	recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for the Trust.

2.3	Restrictions on Delegation of Authority

Notwithstanding any other provisions of this Agreement, the Trustee shall not and is not hereby delegating to the Administrator any authority to manage the following affairs of the Trust:

(a)	the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Units;

(b)	the maintenance of a register of Unitholders;

(c)
the delivery of distributions to Unitholders, although the calculation of distributions shall be made by the Administrator and approved by the board of directors of the Administrator and submitted by the Administrator to the Trustee for distribution to the Unitholders;

(d)
the mailing of notices, financial statements and reports to Unitholders pursuant to Sections 14.1, 16.2 and 16.3 of the Trust Indenture, although the Administrator shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports;

(e)	the provision of a basic list of registered Unitholders (as defined in the Trust Indenture) to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(f)	the amendment or waiver of the performance or breach of any term or provision of this Agreement on behalf of the Trust;

(g)	the renewal or termination of this Agreement on behalf of the Trust; and

(h)	any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

2.4	Power and Authorities of the Administrator

Subject to any direction of the Trustee from time to time, the Administrator shall have full right, power and authority to do and refrain from doing all such things as are necessary or appropriate in order to discharge its duties hereunder. In particular, and without limiting the generality of the foregoing, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licences and other documents and agreements, to make applications and filings with governmental and regulatory authorities and to take such other actions as the Administrator considers appropriate in connection with the Trust in the name of and on behalf of the Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture or take any action required to be taken by the Trustee under the Trust Indenture or take any action requiring approval of the Trustee without such approval having been given.

2.5	Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distribution to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on behalf of the Trust following the declaration by the Trustee that such amounts are due and payable by the Trust pursuant to Article 5 of the Trust Indenture; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

2.6	Certificate

The Administrator shall deliver to the Trustee at any time upon the demand of the Trustee, a certificate signed by a senior officer of the Administrator stating that:

(a)
the Administrator has complied with all of its duties contained in this Agreement relating to the management of the general and administrative affairs of the Trust, which, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a default of the Administrator under this Agreement or, if there has been a failure so to comply, giving particulars thereof; and

(b)
as at the end of such time period requested by the Trustee, the Units were eligible investments for registered retirement savings plan, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act ).

ARTICLE 3

PAYMENT OF EXPENSES

3.1	Payment of Expenses

The Administrator shall be reimbursed for all outlays and expenses to third parties incurred by the Administrator in the administration of, and that are reasonably attributable to, the affairs of the Trust and the performance by the Administrator of its duties hereunder (including costs and expenses incurred in calling and convening meetings of Unitholders, in reporting to Unitholders and in making distributions to Unitholders).

3.2	Fees

The Administrator shall be entitled to the payment of such reasonable fees as the Administrator and the Trust may agree to from time to time (including all applicable G.S.T. thereon) in consideration of the services provided by the Administrator to the Trust under this Agreement.

3.3	Remuneration and Expenses of the Trustee

The Administrator shall pay the remuneration and expenses of the Trustee as provided in Section 7.6 of the Trust Indenture.

ARTICLE 4

CONDUCT OF THE ADMINISTRATOR

4.1	Administrator's Acknowledgement

The Administrator acknowledges and agrees that it has received a copy of the Trust Indenture and is familiar with and understands the duties of the Administrator and the Trustee thereunder, including those which are being delegated to the Administrator under this Agreement.  The Administrator agrees to comply in all respects with the provisions of the Trust Indenture in the performance of its duties and obligations hereunder.

4.2	Standard of Care and Delegation

(a)
In exercising its powers and discharging its duties under this Agreement, the Administrator shall act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent oil and natural gas industry advisor and administrator would exercise in comparable circumstances.  The Administrator's objective in exercising its powers and discharging its duties hereunder shall be to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust.  In pursuing such objective, the Administrator will employ prudent oil and natural gas business practices.  All of the Administrator's activities in relation to this Agreement and the Trust will be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

(b)	The Administrator may delegate specific aspects of its obligations hereunder to any person, including any of its affiliates or associates and including the Transfer Agent, provided that:

(i)
such delegation shall not relieve the Administrator of any of its obligations under this Agreement and provided that the Administrator shall not delegate any of its obligations hereunder to manage and administer the affairs of the Trust unless the Administrator shall have notified the Trustee of the name of the person or persons to which delegation is to be made and the terms and conditions thereof and the Trustee has provided prior written consent to such delegation; and

(ii)
the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivities of any person to which any such obligations may have been delegated provided that in making such specific delegation, the Administrator acted in accordance with subsection 4.2(a).

4.3	Liability

The Administrator shall not be liable, answerable or accountable to the Trust for:

(a)
any loss or damage resulting from, incidental to or relating to the provision of the services provided for hereunder, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from a breach by the Administrator of the standard of care set forth in Section 4.2(a); or

(b)	any reasonable reliance by the Administrator in performing its obligations hereunder on:

(i)
statements of fact of other persons (any of which may be persons with which the Administrator is affiliated or associated) who are reasonably considered by the Administrator to be knowledgeable of such facts; or

(ii)
the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert who is reasonably considered by the Administrator to be a person on whom reliance should be had under the circumstances;

provided that in obtaining such statements of fact, opinions, advice or information, the Administrator acted in accordance with subsection 4.2(a).

4.4	No Liability for Advice

The Administrator shall not be liable, answerable or accountable for any loss or damage resulting from the advice given to the Trust by the Administrator or the exercise by the Administrator of a discretion or its refusal to exercise a discretion, provided that the Administrator acted in accordance with subsection 4.2(a) and the loss or damage suffered by the Trustee is not attributable to the Administrator's gross negligence, wilful default, bad faith or fraud.

4.5	Conflict of Interest

(a)
To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, the Administrator shall resolve such conflicts, on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of the Administrator to deal fairly and in good faith with each group or persons.

(b)
In the event that the interests of the Administrator are in conflict with those of the Trust or the Unitholders, the Administrator shall make decisions acting in good faith, having regard to the best interests of the Unitholders and the Trust and in a manner that would not contravene its fiduciary obligations to Unitholders.

4.6	Confidentiality

Subject to Section 2.2, the Administrator shall not, without the prior written consent of the Trustee, disclose to any third party any information about the Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required for the following disclosure:

(a)
information disclosed as required by law or the regulations, rules or policies of any stock exchange on which any Units are listed or as may be required by the regulations or policies of any securities commission or other securities regulatory agency, governmental agency or other authority of competent jurisdiction and the requirements of any court; or

(b)	information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c)
information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section 4.6 shall not merge upon the termination of this Agreement.

4.7	Indemnification of the Administrator

The Administrator and any person who, at the request of the Administrator, is serving or shall have served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of the Administrator shall be indemnified and saved harmless by the Trust against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from and related in any manner to the provision of services and the performance of obligations by the Administrator pursuant to this Agreement, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 4.7 may be entitled as a matter of law or equity or which may be lawfully granted to him.

4.8	Indemnification of the Trust and the Trustee

The Trust, the Trustee and any person who, at the request of the Trustee, is serving or shall have served as an officer, employee, advisor, consultant, agent or subcontractor of the Trustee in respect of the Trust shall be indemnified and saved harmless by the Administrator against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the failure by the Administrator to discharge its duties and liabilities hereunder in accordance with the duty of loyalty and standard of care specified in Section 4.2(a), the breach by the Administrator of its obligations hereunder or the fraud, wilful default, negligence or bad faith of the Administrator or its employees in the provision of services or the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and counsel and accountants fees) arise from the fraud, wilful default or negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any rights to which the Trust, the Trustee or any person referred to in this Section 4.8 may be entitled as a matter of law or equity or which may be lawfully granted to him.

ARTICLE 5

TERM AND TERMINATION

5.1	Term

Subject to Section 5.4, this Agreement shall continue in force for a period of ten years from the date of this Agreement unless terminated earlier by the Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 5.5.

5.2	Automatic Renewal

Subject to Section 5.4 and any earlier termination pursuant to Section 5.1, upon the expiry of the ten-year initial term of this Agreement provided pursuant to Section 5.1, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Trust's right of earlier termination on the same basis as provided in Section 5.1 and subject to Section 5.4 and thereafter automatically for such additional three-year renewal terms upon the expiry of each preceding renewal term, all subject to Section 5.1 and Section 5.4.

5.3	Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a)	forthwith pay to the Trust, or to the order of the Trust, all monies collected and held for the Trust pursuant to this Agreement;

(b)
as soon thereafter as is reasonably practicable, deliver to the Trust, or to the order of the Trust, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(c)
forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustee all property and documents of the Trust then in the custody of the Administrator.

5.4	Default

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustee to the other, as the case may be, in the event that:

(a)	the Trust terminates;

(b)	the Administrator:

(i)	institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii)	files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii)	consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

(iv)	makes an assignment for the benefit of its creditors generally;

(c)	a court having jurisdiction enters a decree or order adjudging the Administrator a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(d)
any proceeding with respect to the Administrator is commenced under the Bankruptcy and Insolvency Act (Canada) or the Companies' Creditors' Arrangement Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(e)	control of the Administrator changes other than pursuant to actions taken by the Trust or Trustee, pursuant to a resolution passed by Unitholders.

5.5	Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 5.1 or 5.4, the Trust shall either (i) pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Trust), or (ii) at the election of the Trust, assume the obligations of the Administrator under such contracts or any of them.

5.6	Continuing Obligations

Notwithstanding termination of this Agreement, the parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 6

GENERAL

6.1	Access to Records

The Trust and the Administrator shall provide to the other full and free access to all records, documents and materials in its possession or control and relating to the Trust and the services to be provided by the Administrator hereunder. The Administrator shall retain or cause to be retained all books and records related to it and its obligations hereunder for a period of two years following termination of this Agreement, or such longer periods as required in accordance with income tax or other statutory requirements, during which period the Trust shall continue to have the access thereto described above.

6.2	Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

6.3	Assignment

This Agreement shall not be assigned by either party hereto without the prior written consent of the other party, which consent shall not be unreasonably withheld or refused, save and except that the Administrator may assign this Agreement to an affiliate or associate of the Administrator without the consent of the Trust if such affiliate or associate will agree, in writing, with the Trust to be bound by all of the provisions of this Agreement and to remain an affiliate or associate of the Administrator during the term of this Agreement.

6.4	Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid.

6.5	Notice

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering such notice or mailing such notice by pre-paid registered mail or by facsimile transmission to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next business day if the day of delivery is not a business day), and if mailed, shall be deemed to have been given or made and received on the third business day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and received on the day on which it was so faxed (or the next business day if the day of sending is not a business day). The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Valiant Trust Company

510, 550 - 6th Avenue S.W.

Calgary, Alberta T2P 0S2

Attention: Manager, Corporate Trust Department

Telecopier No.: (403) 233-2857

Daylight Energy Trust
1000, 140 – 4th Avenue S.W.
Calgary, Alberta T2P 3N3

Attention: President and Chief Executive Officer
Telecopier No.: (403) 264-0085

6.6	Force Majeure

Delays in or failure of performance by a party hereto of a term or provision of this Agreement shall not constitute a default hereunder, and the obligations of a party shall be suspended during such time and to such extent that the performance of its obligations is prevented or delayed, in whole or in part, by force majeure, whenever, wherever and in respect of whomsoever such force majeure occurs.

For the purposes of this Agreement events of force majeure include strikes, lock-outs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, action of elements, interruption or delay in transportation including, without limitation, highway or railway closures, cessation or interruption of power supplies, acts of God, laws, rules and regulations of any government or any governmental or regulatory authority, unavoidable accidents, inability to obtain or delay in obtaining necessary permits or approvals from government or any governmental or regulatory authority, inability to obtain or delay in obtaining necessary materials, facilities and equipment in the open market, or any other cause whether similar or dissimilar to those specifically enumerated, to the extent that such cause and the effects thereof are beyond the reasonable control of the party, provided that a party's own lack of funds shall not be considered an event beyond a party's reasonable control.

6.7	Further Assurances

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to carry out the purposes of this Agreement and the transactions contemplated hereby.

6.8	Time of Essence

Time is of the essence in respect of this Agreement.

6.9	No Partnership

Nothing herein shall be construed as creating a partnership and no party shall have any partnership rights or liabilities hereunder or in connection herewith.

6.10	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

6.11	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any additional or successor Trustee appointed pursuant to the Trust Indenture) and permitted assigns.

6.12	Counterparts

This Agreement may be executed in several counterparts, each of which when executed by any of the parties shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

VALIANT TRUST COMPANY

Per:(signed)

Per:(signed)

BAYTEX ENERGY LTD.

Per:(signed)